SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: April 26, 2005

	By:	/s/ OTHÓN FRÍAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA ANNOUNCES 1Q05 EBITDA OF Ps.630 MILLION

(US$56 MILLION) WITH A 38% MARGIN

—Net Sales Up 4%, to All-Time Record Level for a 1Q—

—Net Income Grows 6% to Ps.202 million (US$18 million)—

FOR IMMEDIATE RELEASE

Mexico City, April 20, 2005—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA, Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today first quarter net sales up 4% to a record level of Ps.1,668 million (US$148 million), and EBITDA of Ps.630 million (US$56 million), unchanged from the prior year period. EBITDA margin for the quarter was 38%.

“Despite challenging comparables due to fewer working days and the Holy Week this quarter, we managed to deliver the highest 1Q revenue level ever recorded by the company,” said Mario San Román, Chief Executive Officer of TV Azteca. “Solid drivers of growth in Mexico and in the US allowed us to continue with an uninterrupted trend of five years of top line increases.”

“On the strategic front, in close adherence to our cash-usage plan, we are on track to submit for shareholders’ approval later this month distributions of US$80 million planned for 2005, as previously approved by our board,” added Mr. San Román.

As has been detailed, the company’s plan for uses of cash entails distributions of over US$500 million and reductions in TV Azteca’s debt by approximately US$250 million within a six-year period that started in 2003.

First Quarter Results

Net sales grew 4% to a record high of Ps.1,668 million (US$148 million), up from Ps.1,607 million (US$142 million) for the same quarter of 2004. Total costs and expenses rose 6% to Ps.1,038 million (US$92 million), from Ps.979 million (US$87 million) for the same period last year.

The company reported EBITDA of Ps.630 million (US$56 million), compared with Ps.628 million (US$56 million) in the first quarter of 2004. Net income was Ps.202 million (US$18 million), 6% higher than Ps.191 million (US$17 million) for the same period of 2004.

Millions of pesos1 and dollars2 except percentages and per share amounts.

	1Q 2004		1Q 2005		Change
					US$	%
Net Sales
Pesos	Ps.	1,607	Ps.	1,668
US$	US$	142	US$	148	5	+4%
EBITDA[3]
Pesos	Ps.	628	Ps.	630
US$	US$	56	US$	56	0	0%
Net Income
Pesos	Ps.	191	Ps.	202
US$	US$	17	US$	18	1	+6%
Income per ADS[4]
Pesos	Ps.	1.03	Ps.	1.09
US$	US$	0.09	US$	0.10	0.01	+6%

[1]	Pesos of constant purchasing power as of March 31, 2005.

[2]	Conversion based on the exchange rate of Ps.11.29 per US dollar as of March 31, 2005.

[3]	EBITDA is Operating Profit Before Depreciation and Amortization under Mexican GAAP.

[4]	Calculated based on 185 million ADSs outstanding as of March 31, 2005.

Net Sales

“Favorable economic conditions domestically, together with targeted programming initiatives boosted sales in Mexico to record-high levels,” said Mr. San Román. “Adding to the domestic dynamism, Azteca America further contributed to consolidated top line expansion, with increases at both the network and the Los Angeles station.”

First quarter revenue includes sales from Azteca America—the company’s wholly-owned broadcasting network focused on the US Hispanic market—of Ps.79 million (US$7 million), a 16% increase from Ps.68 million (US$6 million) for the same period a year ago. Azteca America revenue this quarter was comprised of Ps.43 million (US$4 million) in sales from the Los Angeles station KAZA-TV, and Ps.35 million (US$3 million) from network sales.

TV Azteca also reported sales of programming to other countries of Ps.33 million (US$3 million), compared with Ps.38 million (US$3 million) in the same period a year ago. This quarter’s programming exports were primarily driven by the company’s novelas La Otra Mitad del Sol, sold in Latin America, as well as La Hija del Jardinero, which was sold in European and Latin American markets.

TV Azteca reported Ps.33 million (US$3 million) in advertising sales to Unefon, compared with Ps.35 million (US$3 million) in the first quarter of 2004. In accordance with the terms of the advertising agreement between Unefon and TV Azteca, during the first quarter Unefon paid to TV Azteca in cash the Ps.33 million (US$3 million) of advertising purchases placed within the prior three month period.

During the first quarter of 2005, content and advertising sales to Todito.com were Ps.29 million (US$3 million), compared with Ps.73 million (US$6 million) in the same period of the prior year. This quarter marked the end of a five-year service contract, entered in February 2000, in which TV Azteca acquired 50% of Todito.com. The service contract provided for advertising time to Todito.com on TV Azteca networks, the exclusive online use of the company’s content by Todito.com, and TV Azteca sales support to sell online advertising on Todito.com. The value of the service agreement was US$100 million at the time of the contract’s execution.

Barter sales were Ps.65 million (US$6 million), compared with Ps.54 million (US$5 million) in the same period of last year. Inflation adjustment of advertising advances was Ps.53 million (US$5 million), compared with Ps.54 million (US$5 million) for the first quarter of 2004.

Costs and Expenses

The 6% increase in first quarter costs and expenses resulted from the combined effect of a 10% rise in programming, production and transmission costs to Ps.766 million (US$68 million), from Ps.694 million (US$61 million) in the prior year period, and a 5% decrease in administration and selling expense to Ps.272 million (US$24 million), from Ps.285 million (US$25 million) in the same quarter a year ago.

“Within the dynamic economic environment in Mexico, we developed a number of programming initiatives to better tap a rising domestic market,” said Carlos Hesles, Chief Financial Officer of TV Azteca. “The programming efforts increased production costs, and simultaneously provided advertisers with ample choices to reach their target markets, which had a positive effect on net sales.”

Consistent with the increased production efforts this quarter, TV Azteca’s in-house produced content rose to 2,278 hours in the three month period a 9% rise from 2,093 hours a year ago.

The 5% reduction in administration and selling expense reflects lower operating, services, personnel and travel expenses in the first quarter, despite increasing operations in Mexico and the US.

EBITDA and Net Income

The 4% increase in first quarter net sales, combined with the 6% growth in costs and expenses, resulted in EBITDA of Ps.630 million (US$56 million), compared with Ps.628 million (US$56 million) a year ago. The EBITDA margin was 38%, compared with 39% in the same period of 2004.

Below EBITDA, the company recorded depreciation and amortization of Ps.97 million (US$9 million) from Ps.102 million (US$9 million) a year ago, primarily reflecting a Ps.4 million (US$0.4 million) decline in the depreciation line due to increases in fully depreciated assets this quarter.

The company recorded other expense of Ps.105 million (US$9 million), compared with Ps.106 million (US$9 million) a year ago. Other expense for the quarter was primarily comprised of legal fees of Ps.40 million (US$4 million), unchanged from the first quarter a year ago, charitable donations of Ps.39 million (US$3 million), the recognition of 50% of the net loss of Todito.com of Ps.15 million (US$1 million), pre-operating expenses of Azteca America of Ps.10 million (US$1 million), and the net effect of the recognition of the results from Monarcas—TV Azteca’s soccer team—and other items of Ps.1 million (US$0.1 million).

Net comprehensive financing cost during the quarter was Ps.181 million (US$16 million) compared with Ps.179 million (US$16 million) a year ago. There was a Ps.33 million (US$3 million) decrease in interest income primarily resulting from a reduction in the company’s cash balance. Additionally, foreign exchange gain decreased Ps.12 million (US$1 million) due to a reduction in TV Azteca’s US$ monetary position. Other financing expense rose Ps.7 million (US$1 million) reflecting the payment of tax surcharges. Increases in net comprehensive financing cost were partly offset by a Ps.45 million (US$4 million) reduction in loss on monetary position resulting from symmetry of the company’s monetary assets and liabilities for the quarter.

Provision for income tax was Ps.45 million (US$4 million), compared with Ps.50 million (US$4 million) in the same period of the prior year, reflecting similar taxable bases among the quarters.

Net income for the period was Ps.202 million (US$18 million), up 6% from Ps.191 million (US$17 million) for the same quarter of 2004.

Azteca America

During the quarter, TV Azteca signed a distribution agreement in which EchoStar Communication Corporation’s DISH Network made Azteca America available nationwide via satellite television, starting on April 1, 2005.

The parties signed a contract through which the Azteca America channel will be available as part of EchoStar’s DISH Latino programming packages, and settled all prior disputes. EchoStar has also obtained the right to air the 24-hour live transmission of the company’s musical reality show, La Academia 4, on another EchoStar channel.

“We are thrilled that viewers will now be able to turn from seeing TV Azteca’s channel 13 to our Network’s programming, allowing Azteca America to benefit from the tremendous subscriber growth that EchoStar has established during the past five years,” said Luis J. Echarte, President and CEO of Azteca America.

Azteca America Network’s signal is seen through 39 affiliate stations across the US, of which 30 have cable carriage and, in most cases, also satellite transmission. The company anticipates that Azteca America Network’s positive results in reaching a growing number of US Hispanic markets will lead advertisers to consider it a consolidated national network for the upcoming US upfront season.

Debt Outstanding

As of March 31, 2005, the company’s total outstanding debt was Ps.6,470 million (US$573 million). TV Azteca’s cash balance was Ps.1,062 million (US$94 million), resulting in net debt of Ps.5,408 million (US$479 million). The total debt to last twelve months (LTM) EBITDA ratio was 1.8 times, and net debt to EBITDA was 1.5 times. LTM EBITDA to net interest expense ratio was 5.8 times.

Excluding—for analytical purposes—Ps.1,353 million (US$120 million) debt due 2069, total debt was Ps.5,117 million (US$453 million), and total debt to EBITDA ratio was 1.4 times.

Management Oversight

As previously announced, on November 24, 2004 the company’s shareholders approved measures for management oversight, which were approved by TV Azteca’s board on October 19, 2004. The company has advanced in its implementation, as follows.

TV Azteca has completed the formation of its nominations committee with Ignacio Morales Lechuga, Notary Public, former Mexico’s General Prosecutor, and Dean of the Escuela Libre de Derecho—one of Mexico’s top law schools— José Represas, Counsel for International Businesses and former President and CEO of Nestlé Mexico, and Andrés Holzer, a renowned Mexican investor, with activities in the manufacturing, services and real estate sectors. The nominations committee will propose prospective independent board members for appointment by the company’s shareholders.

TV Azteca has named Pedro Zamora, former Enforcement Vice President at the Mexican Banking and Securities Commission (CNBV) as the company’s Chief Oversight Officer. Mr. Zamora will supervise the compliance of the code of business conduct and ethics of the company.

Pursuant to the resolution of the November 24, 2004 shareholders’ meeting, TV Azteca included in its bylaws a new Audit Committee, which will consist of three independent directors, who will take over, among others, the current responsibilities of the Related Party Transactions Committee. The company’s Nominations Committee will propose the members of the Audit Committee to the shareholders as discussed above.

TV Azteca noted that the rest of the management oversight measures are in process of implementation, and are expected to be presented to the company’s shareholders for final approval prior to May 31.

SEC Case

As previously announced, on January 4 the US Securities and Exchange Commission (SEC) issued a press release informing that it filed a civil action against the company, its parent company, Ricardo B. Salinas, founder, chairman and majority shareholder, and Pedro Padilla L., board member and former CEO, in a US Federal Court.

TV Azteca is certain that the company, and its officers and directors acted in full compliance with the applicable legal framework and are determined to continue to do so, and to firmly defend what they believe to be correct. The company, its officers and directors believe they will prevail because they acted correctly.

Unefon Holdings

As was previously detailed, on October 6, 2003 TV Azteca’s board unanimously approved the split off of the company’s 46.5% equity stake in Unefon and a 50% stake in Cosmofrecuencias, a wireless broadband Internet access provider.

On December 19 of the same year, TV Azteca shareholders ratified the separation of TV Azteca’s telecommunications assets through the creation of Unefon Holdings, returning TV Azteca to a pure media company. Unefon Holdings became a legal Mexican entity independent from TV Azteca that same month.

On July 2004 Unefon Holdings began the registration process with the Mexican Banking and Securities Commission (CNBV) and the Mexican Stock Exchange (BMV) to have its shares listed on the BMV. Previously, Unefon Holdings applied to the SEC for an exemption from registration of its shares in the US, to allow for over-the-counter trading in the United States. Public trading of Unefon Holdings will allow TV Azteca shareholders to receive the value of the telecommunications business, and decide their participation in Unefon Holdings.

The SEC granted the exemption on October, 2004. Notwithstanding the CNBV made several requests for additional financial and operating information for Unefon Holdings, which has impeded Unefon Holdings from obtaining its registration. Unefon Holdings has not received a decision, nor a date of a potential definition of the listing on the BMV from Mexican authorities.

TV Azteca does not know the reasons for the delays at the CNBV, but is certain that the lengthy decision making process adversely affects the company’s minority shareholders, who are not allowed to make investment decisions regarding Unefon Holdings.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel

5255 3099 9167

jrangelk@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786	5255 1720 0059
tcanales@tvazteca.com.mx	dmccosh@tvazteca.com.mx

(financial tables follow)

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of March 31, 2005 purchasing power)

	First Quarter of :				First Quarter of :
	2004		2005		2004			2005			Change
					Millions of US Dollars **
													%
Net revenue	Ps	1,607	Ps	1,668	US$	142	100%	US$	148	100%	US$	5	4%

Programming, production and transmission costs		694		766		61	43%		68	46%		6	10%
Sales and administrative expenses		285		272		25	18%		24	16%		(1)	-5%

Total costs and expenses		979		1,038		87	61%		92	62%		5	6%

EBITDA		628		630		56	39%		56	38%		0	0%

Depreciation and amortization		102		97		9			9			(0)

Operating profit		526		533		47	33%		47	32%		1	1%

Other expense - Net		(106)		(105)		(9)			(9)			0

Comprehensive financing cost:
Interest expense		(192)		(187)		(17)			(17)			0
Other financing expense		(17)		(24)		(1)			(2)			(1)
Interest income		51		18		5			2			(3)
Exchange gain - Net		24		12		2			1			(1)
Loss on monetary position		(45)		(0)		(4)			(0)			4

Net comprehensive financing cost		(179)		(181)		(16)			(16)			(0)

Income before provision for income tax		241		247		21	15%		22	15%		1	3%

Provision for income tax		(50)		(45)		(4)			(4)			0

Net income	Ps	191	Ps	202	US$	17	12%	US$	18	12%	US$	1	6%

End of period exchange rate	Ps	11.15	Ps	11.29

*	Mexican GAAP.

**	The U.S. dollar figures represent the Mexican peso amounts as of March 31, 2005 expressed as of March 31, 2005 purchasing power, translated at the exchange rate of Ps. 11.2942 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS*

(Millions of Mexican pesos of March 31, 2005 purchasing power)

	At March 31,				At March 31,
	2004		2005		2004		2005		Change
					Millions of US Dollars**
											%
Current assets:
Cash and cash equivalents	Ps	2,061	Ps	1,062	US$	182	US$	94	US$	(88)
Accounts receivable		4,463		4,303		395		381		(14)
Other current assets		1,132		839		100		74		(26)

Total current assets		7,656		6,204		678		549		(129)	-19%

Accounts receivable from Unefon		1,830		1,647		162		146		(16)
Account receivable from Pappas		1,503		1,457		133		129		(4)
Exhibition rights		1,070		749		95		66		(28)
Property, plant and equipment-Net		2,276		2,249		202		199		(2)
Television concessions-Net		4,086		4,195		362		371		10
Invesment in Todito		204		75		18		7		(11)
Other assets		866		1,030		77		91		15
Goodwill - Net		617		600		55		53		(2)
Deferred income tax asset		—		36				3		3

Total long term assets		12,452		12,038		1,103		1,066		(37)	-3%

Total assets	Ps	20,108	Ps	18,242	US$	1,780	US$	1,615	US$	(165)	-9%

Current liabilities:
Short-term debt	Ps	810	Ps	1,312	US$	72	US$	116	US$	44
Loan from Banco Inbursa, S.A.		—		380		—		34		34
Structured Securities Certificates		—		100		—		9		9
Other current liabilities		1,227		927		109		82		(27)

Total current liabilities		2,037		2,719		180		241		60	33%

Long-term debt:
Guaranteed senior notes		3,493		—		309		—		(309)
Structured Securities Certificates		—		1,800		—		159		159
Loan from Banco Inbursa, S.A.		—		1,027		—		91		91
Long-term debt		624		498		55		44		(11)
Total long-term debt		4,117		3,325		365		294		(70)
Other long term liabilities:
American Tower Corporation (due 2019)		1,394		1,353		123		120		(4)
Advertising advances		4,793		4,692		424		415		(9)	-2%
Unefon advertising advance		2,162		2,008		191		178		(14)
Todito advances		278		—		25		—		(25)
Other long term liabilities		132		41		12		4		(8)
Deferred income tax payable		215		—		19		—		(19)

Total other long-term liabilities		8,974		8,094		795		717		(78)	-10%

Total liabilities		15,128		14,138		1,339		1,252		(88)	-7%

Total stockholders’ equity		4,980		4,104		441		363		(78)	-18%

Total liabilities and equity	Ps	20,108	Ps	18,242	US$	1,780	US$	1,615	US$	(165)	-9%

End of period exchange rate	Ps	11.15	Ps	11.29

*	Mexican GAAP.

**	The U.S. dollar figures represent Mexican peso amounts as of March 31, 2005, expressed as of March 31, 2005 purchasing power, translated at the exchange rate of Ps. 11.2942 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Millions of Mexican pesos of March 31, 2005 purchasing power

	Three months ended March 31,
	2004		2005
Operations:
Net income	Ps	191	Ps	202
Charges (credits) to results of operation not affecting resources:
Amortization of goodwill		10		10
Depreciation		92		87
Equity in affiliates		(19)		6
Deferred income tax		23		—
Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses		1,147		442
Unefon advertising advances		(61)		(19)
Todito advertising, programming, and services advances		(38)		(58)
Advertising advances		(405)		(388)

Resources provided by operations		940		282

Investment:
Acquisition of property, machinery and equipment-Net		(67)		(168)
Reimbursement of premium on issuance of capital stock of Todito		—		15

Resources used in investing activities		(67)		(153)

Financing:
Guaranteed senior notes		(1,568)		—
Bank loans, ATC loans and other debt-Net		(80)		330
Stock options exercised		15		11
Repurchase of shares		—		(39)
Structured Securities Certificates		—		(116)
Banco Inbursa, S.A.		—		(11)
Loan collected from a related party		191		—

Resources (used in) provided by financing activities		(1,442)		175

(Decrease) Increase in cash and cash equivalents		(569)		304
Cash and cash equivalents at beginning of period		2,630		758

Cash and cash equivalents at end of period	Ps	2,061	Ps	1,062